# TTech, Inc.

Consolidated Financial Statement for The Period Ended December 31, 2020



**Table of Contents**

TTech, Inc.
Consolidated Balance Sheet
December 31, 2020

## TTech Inc

### Balance Sheet

As of December 31, 2020

|  | TOTAL |
|---|---:|
| ASSETS | |
|   Current Assets | |
|   Bank Accounts | |
|     Chase Checking | 10,268.65 |
|     Chase Savings | 167,825.64 |
|     **Total Bank Accounts** | **$178,094.29** |
|   **Total Current Assets** | **$178,094.29** |
| **TOTAL ASSETS** | **$178,094.29** |
| LIABILITIES AND EQUITY | |
|   Liabilities | |
|   Current Liabilities | |
|    Credit Cards | |
|     Personal Credit Card-OOS | -30.37 |
|     **Total Credit Cards** | **$ -30.37** |
|   **Total Current Liabilities** | **$ -30.37** |
|   Long-Term Liabilities | |
|    Convertible Notes | **200,000.00** |
|   **Total Long-Term Liabilities** | **$200,000.00** |
|   **Total Liabilities** | **$199,969.63** |
|   Equity | |
|   Reconciliation Adjustments | -5,459.01 |
|   Retained Earnings | |
|   Net Income | -16,416.33 |
|   **Total Equity** | **$ -21,875.34** |
| **TOTAL LIABILITIES AND EQUITY** | **$178,094.29** |

TTech, Inc.
Consolidated Statement of Income [Profit & Loss]
December 31, 2020

# TTech Inc

Profit and Loss

September 10 - December 31, 2020

| | TOTAL |
|---|---|
| Income | |
| **Total Income** | |
| GROSS PROFIT | **$0.00** |
| Expenses | |
| Bank Charges & Fees | 55.00 |
| Car & Truck | 113.05 |
| Contractors | 14,912.50 |
| Office Supplies & Software | 342.15 |
| Other Business Expenses | 111.50 |
| Travel | 1,139.40 |
| Uncategorized Expense | 33.02 |
| **Total Expenses** | **$16,706.62** |
| NET OPERATING INCOME | **$ -16,706.62** |
| Other Income | |
| Bank Checking Account Incentive (deleted) | 300.00 |
| Interest Earned | 0.64 |
| **Total Other Income** | **$300.64** |
| Other Expenses | |
| Gift | 10.35 |
| **Total Other Expenses** | **$10.35** |
| NET OTHER INCOME | **$290.29** |
| NET INCOME | **$ -16,416.33** |

Cash Basis Wednesday, November 24, 2021 12:30 PM GMT-05:00 1/1

TTech, Inc.
Consolidated Statement of Equity
December 31, 2020

**TTech, Inc.**
**Consolidated Statement of Equity**

| | Common Stock | | Peferred | | Additional | Retained earnings | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Paid-in | (Accumulated Deficit) | |
| Begnning Balance, September 10, 2020 | - | $ - | - | $ - | $ - | $ - | $ - |
| Contributions | - | - | - | - | - | - | - |
| Other comprehensive gain/(loss) | - | - | - | - | - | - | - |
| Net Income | - | - | - | - | - | - | - |
| Ending Balance, December 31, 2020 | - | $ - | - | $ - | $ - | $ - | $ - |

TTech, Inc.
Consolidated Statement of Cash Flows
December 31, 2020

## TTech Inc

Statement of Cash Flows

September 10 - December 31, 2020

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -16,416.33 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Personal Credit Card-OOS | -30.37 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-30.37** |
| **Net cash provided by operating activities** | **$ -16,446.70** |
| FINANCING ACTIVITIES | **$194,540.99** |
| NET CASH INCREASE FOR PERIOD | **$178,094.29** |
| CASH AT END OF PERIOD | **$178,094.29** |

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6

TTech, Inc.
Notes to the Consolidated Financial Statement
December 31, 2020

**NOTES TO THE FINANCIAL STATEMENTS** Fiscal Years Ended December 31, 2020.

## 1. ORGANIZATION AND PURPOSE

TTech, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates an enterprise software platform.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on a cash basis of accounting in conformity. The cash basis of accounting is the practice of recording revenue when cash has been received, and recording expenses when cash has been paid out.

### b) Fiscal Year: The Company operates on a 52-week fiscal year ending on December 31.

### c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020, the Company's cash positions include its operating bank account.

### d) Long Term Liabilities

*Consists of $199,969.63 worth of convertible loans that can be exchanged for equity upon the earlier of a 36-month period or a financing trigger event (e.g. Seed Funding) in accordance with terms of executed convertible notes.*

### e) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### f) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**3. SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.